Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2007	2006	2005	2004
			($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes, extraordinary gain on acquisition and cumulative effect of accounting change	$(1,736)	$5,086	$4,716	$4,488	$3,338
Less:
Undistributed income (loss) of investees accounted for under the equity method	(1,026)	109	70	281	116
Interest capitalized	5	6	—	—	—

Adjusted earnings	(715)	4,971	4,646	4,207	3,222

Add fixed charges:
Interest credited to policyholders’ account balances	2,335	3,222	2,917	2,699	2,359
Gross interest expense(1)	1,340	1,435	1,161	775	492
Interest component of rental expense	64	60	58	64	66

Total fixed charges	3,739	4,717	4,136	3,538	2,917

Total earnings plus fixed charges	$3,024	$9,688	$8,782	$7,745	$6,139

Ratio of earnings to fixed charges (2)	—	2.05	2.12	2.19	2.10

(1)	Interest expense on short-term and long-term debt. Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums. Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (“FASB”) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes,” an Interpretation of FASB Statement No. 109. The Company’s policy is to classify such interest in income tax provision in the consolidated statements of operations.

(2)	Due to the Company’s loss for the year ended December 31, 2008, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $715 million would have been required for the year ended December 31, 2008 to achieve a ratio of 1:1.